Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dividend Capital Trust Inc.:

We consent to the incorporation by reference in registration statement No. 333-122260 on Form S-11 and registration statement Nos. 333-113170 and 333-116929 on Form S-3, of Dividend Capital Trust Inc. of our reports dated March 7, 2006, with respect to the consolidated balance sheets of Dividend Capital Trust Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity (deficit) and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, which reports appear in the December 31, 2005 annual report on Form 10-K of Dividend Capital Trust Inc.

KPMG LLP

Denver, Colorado

March 14, 2006